

Frances Alicea · 3rd

Co-Founder at HUMBLEROOTS FARM & APOTHERCARY

United States · Contact info

500+ connections

HUMBLEROOTS FARM & APOTHERCARY

Southern New Hampshire University

Experience

Co-Founder
HUMBLEROOTS FARM & APOTHERCARY
Jan 2020 – Present · 2 yrs

Owner
Ocean Mist Properties · Full-time
Mar 2020 – Present · 1 yr 10 mos
Rincon, Pr, Puerto Rico

Oceanmist Properties and Events was created in order to manage multiple properties within my family. Taking my expertise with event logistics and coordination, the properties pose the perfect backdrop for weddings, fashion shows, and pop up dinners. As the sole owner, I manage all aspects of the company including management, marketing, accounting ...see more

National Sales Assistant
iHeartMedia · Full-time
Mar 2016 – Mar 2017 · 1 yr 1 mo
Indianapolis, Indiana Area

As a national sales assistant I acted as an extension of the sales team by assisting with product pricing, sales development, material creation, marketing communications, as well as sponsorship proposals. I worked closely with the local Account Executives to prepare presentations for clients on nationally recognized brands.

Logistics Coordinator
Live Nation Entertainment
Apr 2013 – Mar 2016 · 3 yrs
Indianapolis, Indiana Area

As a Logistics Coordinator I worked closely with the talent agent to ensure that events were being booked cohesively and accordingly to our venue. I maintained confidential client communications, and assisted in the event planning process from start to finish. I was able to also establish a successful internship program and maintained relationships with tł ...see more

Promotions Tech
iHeartMedia
Jun 2013 – Feb 2014 · 9 mos
Indianapolis, Indiana Area

During my time as a Promotions Tech, I was able to learn about the marketing and promotions department within radio. I was able to coordinate with the Promotions director to effectively execute events within the city of Indianapolis, in addition to gaining more knowledge of nonprofit partnerships, as well as working with national artists. This position was al ...see more

Show 4 more experiences

Education

Education

Southern New Hampshire University
Master's degree, Music Business
2017 – 2019

Indiana University-Purdue University at Indianapolis
TCEM Certificate, Events Management
2012 – 2013

Indiana University Bloomington
Criminal Justice, Criminal Justice and Spanish
2007 – 2010

Criminal Justice Major
Spanish Minor

Licenses & certifications

Events Management Certificate
IUPUI

Paralegal Certificate
Purdue University